

June 30, 2011

Via E-mail
James L. Swarts
Vice President and Secretary
Commerce Bancshares, Inc.
1000 Walnut Street
Kansas City, MO 64106

    Re: **Commerce Bancshares, Inc.**
            Form 10-K for Fiscal Year Ended December 31, 2010
            Filed February 25, 2011
            Form 10-Q for Fiscal Quarter Ended March 31, 2011
            Filed May 9, 2011
            File No. 000-02989

Dear Mr. Swarts:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1a. Risk Factors, page 9

1.   Many of your risk factors omit a discussion as to how the presented risk ultimately may impact your business. As a non-exclusive example, we refer to the risk factor "Significant changes in banking laws and regulation…" on page 10 and your statement that "regulation…may have a significant impact on the ways that financial institutions conduct business…." It is unclear from your existing disclosure to what regulation you are referring and how it poses a material risk. Please expand your risk factor disclosure in future filings to identify specific risks applicable to you; e.g., whether there are specific aspects of proposed Dodd-Frank regulations that are likely

to affect your business materially. In addition, delete the second and third sentences of the introductory paragraph in future filings and ensure that all material risks are discussed.

Item 7. Management's Discussion and Analysis, page 17

Loan Portfolio Analysis, page 29

2.   In future filings, please revise your tabular disclosure on page 30 to include the principal payment due dates for your consumer loans. Refer to Part III(B) of Guide 3.

Loans with Special Risk Characteristics, page 38

3.   You state here that the LTV data provided was based on values at origination for the various categories of real estate loans. Clarify how you monitor current collateral values and trends experienced. If possible, please revise to provide refreshed LTVs in future filings. Explain the extent to which you are able to monitor for delinquency and loan balance of the first liens in evaluating your second lien loans. If you are only able to access such data for home equity loans where you hold or service the first mortgage, disclose that fact and quantify the amount of such loans.

4.   In future filings, please revise your discussions of troubled debt restructurings on page 38 to quantify your re-default rates, and revise the appropriate section of your document to discuss how modifications and re-defaults are considered in your allowance methodology. In particular, highlight the re-default rates on your credit card modification programs, and discuss any trends experienced in this area.

Item 8. Financial Statements and Supplementary Data, page 64

Consolidated Statements of Income, page 66

5.   It appears that you improperly labeled your Net Income attributable to Commerce Bancshares, Inc. as Net Income within your Consolidated Statements of Income, and the line item labeled Net Income Before Non-Controlling Interest actually represents your Net Income. Please revise your future filings to correct these titles. In your response letter, please provide us with appropriate draft disclosure to be made in your next Form 10-Q. Also, please address any changes to Net Income consistently in your Consolidated Statements of Cash Flows. Refer to ASC 810-10-55-4J.

Notes to Consolidated Financial Statements, page 69

3. Loans and Allowance for Loan Losses, page 75

Credit quality, page 79

6.   Based on your disclosure beginning on page 38 regarding loans with special risk
        characteristics, it appears that you monitor loan-to-collateral value ratios for some of
        your loan classes. Please tell us whether you monitor loan-to-collateral values for all
        of your loan classes that have collateral liens attached, including your consumer loans
        and real estate loan classes for construction and loan, business, and personal. If so,
        please revise your disclosure in future filings to include these loan classes by
        weighted-average LTV ratios on a disaggregated basis (e.g., multiple weighted-
        average LTV buckets for each loan class).

16. Fair Value Measurements, page 103

Valuation methods for instruments measured at fair value on a nonrecurring basis, page 109

7.   Based on your tabular disclosure on page 111, it appears that you recorded write-
        downs on your foreclosed assets in 2010 that represented 47% of your ending balance
        as of December 31, 2010, and in 2009 that represented 22% of your ending balance as
        of December 31, 2009. Please tell us why the write-downs required on the foreclosed
        assets were so significant relative to their carrying value as stated in the table. In this
        regard, we note that ASC 310-10-35-32 requires loans where foreclosure is probable
        to be measured at fair value, and ASC 310-10-35-23 requires costs of sale to be
        considered if repayment is expected solely on the sale of the collateral. Revise your
        future filings to describe and tell us the steps you took to verify that the deterioration
        in fair value on these properties occurred subsequent to the loans being categorized as
        other real estate owned. Please tell us, and enhance your disclosure in future filings,
        to discuss the factors driving the large impairments post-foreclosure.

19. Commitments, Contingencies and Guarantees, page 116

8.   Refer to your disclosure on page 117 regarding the two lawsuits filed against you
        concerning overdraft fees relating to debit card transactions. You disclose that as
        these cases are in a very early stage, a probable outcome is presently not
        determinable. We do not believe this disclosure satisfies the criteria of
        ASC 450-20-50 regarding reasonably possible losses. Please revise your disclosure
        in future filings to quantify the amount or range of reasonably possible losses, or state
        that such amount is not estimable or is immaterial to your consolidated financial
        statements.

9.   You disclose that none of these suits will have a "significant" effect on your financial

condition or results of operations. The definition and threshold for the term significant as used here is not clear. Please revise your disclosure in future filings to confirm, if true, that none of these suits will have a material effect on your financial condition or results of operations.

Definitive Proxy Statement on Schedule 14A

Benchmarks, page 18

10.   We note your disclosure in the first full paragraph on page 19. Please revise future filings to clarify whether the Committee evaluates the seven companies you list on page 19 only in connection with the compensation of your chief executive officer.

Setting Compensation, page 20

11.   We note that you consider "[t]he amount of salary, annual cash incentive and long-term equity awards…individually and in combination so that the total of such compensation is targeted at approximately the 50th percentile of the applicable Benchmarks." Please provide proposed disclosure to be included in future filings clarifying whether you also target each compensation component at the 50th percentile. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group.

Annual Cash Incentive Compensation, page 21

12.   Please provide proposed disclosure to be included in future filings that describes how the Committee determined the target percentages for each named executive officer, as listed in the table at the bottom of page 21.

13.   We note that you do not state whether total shareholder return was at or above, or below the 50th percentile of your peer group. Please advise, and ensure that your future filings disclose all performance targets as well as the actual amount achieved. Please also provide proposed disclosure clarifying what you mean by your reference to the "peer group" on page 22. It is unclear whether you are referring to the seven publicly traded financial services companies disclosed at the top of page 19 or a different group against which the Committee benchmarks compensation.

Long-Term Equity Awards, page 22

14.   Please provide proposed disclosure to be included in future filings that explains in greater detail how the Committee determines equity awards and what the amounts of the awards are. With respect to the awards that you discuss in the second paragraph under this section, it is unclear what you mean when you state that "the aggregate value of the restricted stock equals a targeted percentage of each NEO's base salary consistent with the applicable Benchmarks." What are the targeted percentages, and

how do you determine whether they are consistent with the benchmarks? Furthermore, how did the Committee determine the formula discussed at the bottom of page 22 with respect to the additional annual award of restricted stock?

Summary Compensation Table, page 26

15.   We refer to the stock awards for 2010 as reported in the table and your disclosure at the bottom of page 22. In future filings, please clarify when the equity awards reported under column two of the table were granted to named executive officers.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Item 1. Financial Statements, page 3

Consolidated Statements of Income, page 4

16.   In future filings, please revise your line item, less noncredit-related (losses) reversals on securities not expected to be sold to be consistent with the respective line item in your Form 10-K, noncredit-related losses (reversals) on securities not expected to be sold. Please consistently use parentheses in your line item description to describe numbers that appear in parentheses, and eliminate the use of double negatives to promote clarity.

Risk Elements of Loan Portfolio, page 46

17.   In future filings, please revise your disclosures on page 47 to more clearly identify the reasons for the significant increase in nonaccrual business loans.

Item 4. Controls and Procedures, page 59

18.   Please confirm that there were no changes (as opposed to "significant changes") in your internal control over financial reporting that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Revise future filings accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon at (202) 551-3374 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Michael Seaman, Special Counsel, at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director